                                                                --------------------------------
                                  UNITED STATES                 |          OMB APPROVAL        |
                       SECURITIES AND EXCHANGE COMMISSION       | ------------------------------
                             WASHINGTON, D.C. 20549             | OMB APPROVAL                 |
                                                                | OMB Number:                  |
                                                                | Expires:                     |
                                                                | Estimated average burden     |
                                                                | hours per response ..........|
                                                                --------------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)


                             United Auto Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    909440109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 22, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          /___/ Rule 13d-1(b)

          / X / Rule 13d-1(c)
          ----

          /___/ Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1745 (3-98)               Page 1 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------


--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
          13-3371826
          ......................................................................
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) ..................................................................

          (b) x
              ..................................................................
--------------------------------------------------------------------------------
     3.   SEC Use Only .........................................................
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Delaware
                                               .................................
--------------------------------------------------------------------------------
                     5.   Sole Voting Power 0
                                            ....................................
Number of Shares    ------------------------------------------------------------
Beneficially         6.   Shared Voting Power 0
Owned by Each                                 ..................................
Reporting Person    ------------------------------------------------------------
With:                7.   Sole Dispositive Power 0
                                                 ...............................
                    ------------------------------------------------------------
                     8.   Shared Dispositive Power 5,925,196
                                                   .............................
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 5,925,196
                                                                       .........

    10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions) ........................................................

    11.   Percent of Class Represented by Amount in Row (9) 18.2%
                                                            ....................
--------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

SEC 1745 (3-98)               Page 2 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------

PRELIMINARY NOTE:

         On February 22, 2002, International Motor Cars Group I, L.L.C. ("IMCG I") and J.P. Morgan Partners (BHCA), L.P. ("JPMP"), Virginia Surety Company, Inc. ("AON"), Penske Corporation, and Penske Capital Partners, L.L.C. (the "Managing Member", and each of JPMP, AON and Penske Corporation, an "IMCG I Member"), being all the members of IMCG I, entered into a letter agreement (the "IMCG I Letter Agreement"). Under the terms of the IMCG I Letter Agreement each IMCG I Member may, in connection with its execution of a cash sale of shares of Series A preferred stock or common stock of United Auto Group, Inc. (the "Issuer") attributable to its membership interest in IMCG I, require that IMCG I distribute such shares to that IMCG I Member, subject to certain conditions (an "IMCG I Member Distribution"). Such conditions are as follows: (i) until February 22, 2003, no IMCG I Member may require IMCG I to distribute any of the shares of Common Stock obtained by IMCG I pursuant to its exercise of warrants of the Issuer on February 1, 2002, unless immediately after giving effect to such distribution, no other shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer are attributable to such IMCG I Member's membership interest in IMCG I or, with respect to JPMP, IMCG II (as defined below) and (ii) other than distributions permitted by the IMCG I Letter Agreement or in connection with reallocation of shares to the Managing Member permitted under IMCG I's operating agreement, IMCG I will not sell or otherwise transfer to a third party any shares of the Issuer attributable to an IMCG I Member's membership interest, without the prior written consent of such IMCG I Member. Moreover, neither IMCG I nor any IMCG I Member can cause the conversion of any shares of Series A preferred stock attributable to its membership interest, except in connection with an IMCG I Member Distribution and upon receipt by IMCG I of notice of redemption by the Issuer. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG I to distribute to an IMCG I Member all or a portion of the shares of Series A preferred stock and/or common stock of the Issuer (or any proceeds of such shares) attributable to such IMCG I Member's membership interest.

         On February 22, 2002, International Motor Cars Group II, L.L.C. ("IMCG II") and JPMP and the Managing Member (each of JPMP and the Managing Member, an "IMCG II Member"), being all the members of IMCG II, entered into a letter agreement (the "IMCG II Letter Agreement"). Under the terms of the IMCG II Letter Agreement each IMCG II Member may, in connection with its execution of a cash sale of shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer attributable to its membership interest in IMCG II, require that IMCG II distribute such shares to that IMCG II Member, subject to certain conditions (an "IMCG II Member Distribution"). Such conditions are as follows: (i) until February 22, 2003, no IMCG II Member may require IMCG II to distribute any of the shares of Common Stock obtained by IMCG II pursuant to its exercise of warrants of the Issuer on February 1, 2002, unless immediately after giving effect to such distribution, no other shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer are attributable to such IMCG II Member's membership interest in IMCG I or IMCG II and (ii) other than distributions permitted by the IMCG II Letter Agreement or in connection with reallocation of shares to the Managing Member permitted under IMCG II's operating agreement, IMCG II will not sell or otherwise transfer to a third party any shares of the Issuer attributable to an IMCG II Member's membership interest, without the prior written consent of such IMCG II Member. Moreover, neither IMCG II nor any IMCG II Member can cause the conversion of any shares of Series A preferred stock or Series B preferred stock of the Issuer attributable to its membership interest, except in connection with an IMCG II Member Distribution and upon receipt by IMCG II of notice of redemption by the Issuer. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG II to distribute to an IMCG II Member all or a portion of the shares of Series A preferred stock, Series B preferred stock and/or common stock of the Issuer (or any proceeds of such shares) attributable to such IMCG II Member's membership interest.

         The number of shares reported as beneficially owned by JPMP in this
Schedule 13G represent the shares of the Issuer attributable as of February 22, 2002 to JPMP's membership interests in IMCG I and IMCG II. However, pursuant to the respective operating agreements of each of IMCG I and IMCG II, the number of shares of the Issuer attributable to JPMP's membership interests in IMCG I and IMCG II shall be reduced at the time of each IMCG I or IMCG II Member Distribution to JPMP by the number of shares actually distributed to JPMP and by the number of shares representing the carried interest payable to the Managing Member pursuant to the respective operating agreements of each of IMCG I and IMCG II with respect to the shares so distributed to JPMP.


ITEM 1.

     (A)  NAME OF ISSUER:
          --------------

          United Auto Group, Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          -----------------------------------------------

          13400 Outer Drive West, Suite B-36
          Detroit, Michigan 48239

SEC 1745 (3-98)               Page 3 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------


ITEM 2.

          (A)  NAME OF PERSON FILING:
               ---------------------

               J.P. Morgan Partners (BHCA), L.P.

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               -----------------------------------------------------------

               1221 Avenue of the Americas
               New York, New York  10020

          (C)  CITIZENSHIP:
               -----------

               Delaware

          (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):
               ----------------------------------------

               Common Stock, par value $0.0001 per share

          (E)  CUSIP NUMBER:
               ------------

               909440109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.


ITEM 4.   OWNERSHIP

          (A)  AMOUNT BENEFICIALLY OWNED:
               --------------------------

               5,925,196

          (B)  PERCENT OF CLASS:
               -----------------

               18.2% as of 2/22/02

          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
               --------------------------------------------

               (i)   Sole power to vote or to direct the vote: 0.

               (ii)  Shared power to vote or to direct the vote: 0.

               (iii) Sole power to dispose or to direct the disposition of: 0.

               (iv)  Shared power to dispose or to direct the disposition of:
                     5,925,196.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.



SEC 1745 (3-98)               Page 4 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not applicable.


ITEM 10.  CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SEC 1745 (3-98)               Page 5 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2002

                                            J.P. MORGAN PARTNERS (BHCA), L.P.


                                            By:  JPMP Master Fund Manager, L.P.,
                                                 its General Partner

                                            By:  JPMP Capital Corp.,
                                                 its General Partner

                                            By: /s/ Donald J. Hofmann, Jr.
                                               -----------------------------
                                               Name:  Donald J. Hofmann, Jr.
                                               Title: Managing Director



SEC 1745 (3-98)               Page 6 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------


                                  EXHIBIT 2(A)
                                  ------------


               This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

               JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.






SEC 1745 (3-98)               Page 7 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------


                                                                      SCHEDULE A
                                                                      ----------

                               JPMP CAPITAL CORP.
                               ------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**

---------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



SEC 1745 (3-98)               Page 8 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------


                                  DIRECTORS(1)
                                  ------------

                             William B. Harrison**
                               Jeffrey C. Walker*















---------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)               Page 9 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------


                                                                      SCHEDULE B
                                                                      ----------


                             J.P. MORGAN CHASE & CO.
                             -----------------------

                              EXECUTIVE OFFICERS(1)
                              ---------------------

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial Services and    David A. Coulter*
      Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr. *
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*


                                  DIRECTORS(1)
                                  ------------

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer          Retired Chairman of the Board and
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019
--------------------------------------------------------------------------------

---------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.




SEC 1745 (3-98)               Page 10 of 11 pages

                                  SCHEDULE 13G
                                  ------------

ISSUER: United Auto Group, Inc.                            CUSIP NO.:  909440109
------                                                     ---------


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns          Chairman of the Board
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller        Retired Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter           President and Trustee
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.  Chairman of the Board and Chief Executive Officer
                          J.P. Morgan Chase & Co.
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          Four Times Square
                          New York, New York  10036
--------------------------------------------------------------------------------
Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford          Chairman of the Board
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward             Chief Executive Officer
                          U.S. Olympic Committee
                          One Olympic Plaza
                          Colorado Springs, CO  80909
--------------------------------------------------------------------------------
Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)               Page 11 of 11 pages